Exhibit 16

April 23, 2001

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

    We were previously principal accountants for Avant! Corporation (the Company) and, under the date of February 12, 2001 except as to Note 16 which is as of March 23, 2001, we reported on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2000 and 1999. On April 13, 2001, our appointment as principal accountants was terminated.

    We have read the Company's statements included under Item 4 of its Form 8-K dated April 20, 2001, and we agree with such statements except that (1) we are not in a position to agree or disagree with the statement that the Company's Audit Committee approved our dismissal on April 13, 2001 and the Company's statements regarding PricewaterhouseCoopers LLP as set forth in Item 4(b)(i); and (2) we have issued letters to the Audit Committee related to the audits of the Company's consolidated financial statements for the years ended December 31, 1999 and December 31, 2000 that noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. For the year ended December 31, 1999 the reportable conditions related to incomplete and missing contract documentation, inadequate internal communications in connection with recording revenue on complex contracts and the lack of timely and accurate account reconciliations in a number of areas including cash, unbilled accounts receivable, prepaid commissions, and investments in affiliates. For the year ended December 31, 2000, the reportable condition relates to the ineffectiveness of internal controls associated with recording revenue, which resulted in numerous errors throughout the year and post closing journal entries to correct such errors.

Very truly yours,

/s/ KPMG LLP